As filed with the U.S. Securities and Exchange Commission on November ~~14~~25, 2019.

Registration No. 333-233363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ~~3~~4 to
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INX LIMITED
(Exact name of registrant as specified in its charter)

Gibraltar	**6200**	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 1.02, 1st Floor
6 Bayside Road
Gibraltar, GX11 1AA
Tel: +350 200 79000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware
+1 302 738 6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark S. Selinger, Esq.	Yuval Horn, Adv.	Aaron Payas, CFA
Gary Emmanuel, Esq.	Roy Ribon, Adv.	Andrew Montegriffo
McDermott Will & Emery LLP	Horn & Co. Law Offices	Hassans International Law Firm
340 Madison Avenue	Amot Investments Tower	Madison Building, Midtown,
New York, NY 10173	2 Weizmann Street, 24th Floor	Queensway, ,
+1 212 547 5400	Tel Aviv 6423902, Israel	Gibraltar GX11 1AA
	+972 3 637 8200	+350 200 79000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS　　　**SUBJECT TO COMPLETION**　　　　　**DATED**　**, 2019**

INX LIMITED



130,000,000 INX Tokens

This is our initial public offering. We are offering 130,000,000 INX Tokens, (the "INX Tokens" or "Tokens"). Each INX Token (including fractions of INX Tokens) will entitle its holder to receive pro rata distributions of 40% of the Company's cumulative net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token ("Adjusted Operating Cash Flow"). Commencing in 2021, the distribution will be calculated on an annual basis and paid on April 30 to parties (other than the Company) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on the Company's cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. The distribution to INX Token ~~Holders~~holders is a contractual obligation of the Company~~, but its calculation~~ and a right of the INX Token holders that vests on March 31 of each eligible year. However, the distribution is not self-executing. Our board of directors is required to ~~make the distribution after approving~~approve the Company's financial statements and ~~calculating such~~calculate the distribution in good faith. In addition, the INX Token may be used as a form of payment for transaction fees on the INX Securities trading platform, our proposed platform for the trading of security tokens, and INX Tokens are entitled to, at a minimum, a 10% discount as compared to other forms of payment. See "*Description of INX Tokens*."

We intend to offer record holders of INX Tokens promotional discounts on transaction fees on the INX Digital trading platform. However, such discounts are promotional and not a right associated with ownership of the INX Token. INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform. We do not currently accept INX Tokens as payment for our services and, until the INX Securities trading platform becomes operational, purchasers of INX Tokens will have no guarantee that their INX Tokens can be used as payment for any of our services. Further, there is currently significant uncertainty regarding the application of federal and state laws and regulations to the trading of security tokens, including regulations governing market intermediaries, and this uncertainty may cause significant delay or may prevent us from developing our INX Securities trading platform and utilizing the INX Token as currently envisioned.

There is currently no public market for the INX Token and no guarantee can be provided whether such a market will be established. U.S. persons may only trade INX Tokens on a registered securities exchange or alternative trading system ("ATS") that has accepted the INX Tokens for trading or quotation. As of the date of this prospectus, no such exchange or ATS exists. As a result, purchasers in this offering, and subsequent purchasers of INX Tokens, will likely be limited in their ability to engage in secondary trading of INX Tokens.

The minimum investment amount to participate in the offering is One Thousand Dollars ($1,000). We expect an initial public offering price of $ per Token. The initial public offering price was arbitrarily determined by our Board of Directors based on market conditions at the time of pricing. Payment for INX Tokens will be accepted in U.S. Dollars. After the Company meets the minimum offering requirement (as described below), payment for INX Tokens will also be accepted in Bitcoin ("BTC") and Ether ("ETH"). BTC/USD and ETH/USD exchange rates will be determined by Brave New Coin's Bitcoin Liquid Index (BLX) and Ethereum Liquid Index (ELX), respectively, as of 12:00 a.m. (UTC) on the date a purchaser has submitted an executed INX Token Purchase Agreement.

We will not complete the sale of any INX Tokens unless we raise gross offering proceeds of $5,000,000 from this offering (in U.S. Dollars) within one year from the date of this prospectus, which we refer to as the minimum offering requirement. See "*Plan of Distribution*." Pending satisfaction of this condition, all subscription payments will be promptly transmitted to Metropolitan Commercial Bank, which has agreed in writing to hold all such funds in escrow for the persons who have beneficial interests therein (the "Escrow Agent"). To the extent that we engage broker-dealers to participate in the offer and sale of our INX Tokens, all subscription payments made to such broker-dealers will also be promptly transmitted to the Escrow Agent. If we do not meet the minimum offering requirement prior to the termination of this Offering, we will promptly return all funds held by the Escrow Agent (in U.S. Dollars) without interest or deduction. If the Company meets the minimum offering requirement, then the Company will conduct a closing of the committed purchases and the funds held by the Escrow Agent will be made immediately available to fund the Company's operations. After the initial closing, sales will be conducted on a continuous basis. Any rejected subscription will have its funds returned promptly. We will continue our public offering until its termination, which will be effective upon the earliest to occur of: (i) the sale of all of the 130,000,000 INX Tokens being offered, (ii) 365 days after this registration statement is declared effective, or (iii) such shorter period as may be determined by the Company in its sole discretion.

Holders of INX Tokens have contractual rights determined by the INX Token Purchase Agreement. Pursuant to the terms of the INX Token Purchase Agreement, ownership of the INX Tokens and all rights under the INX Token Purchase Agreement are contingent upon holders of INX Tokens satisfying the Company's KYC/AML procedures, including any requirements to periodically or otherwise update information provided to the Company. Each holder's interest in INX Tokens will be evidenced by the INX Token Distributed Ledger. None of the rights granted to holders of INX Tokens are defined by the INX Token source code, the underlying blockchain, or its network attributes.

The foregoing description of the INX Token Purchase Agreement is not a complete description of its terms. For more details about the INX Token Purchase Agreement, you should read the INX Token Purchase Agreement, which is attached as Exhibit 4.1 hereto, and is incorporated herein by reference.

During the offering, we will offer for sale INX Tokens in fractional divisions up to five decimal places (0.00001); sales that would otherwise result in fractional divisions of more than five decimal places will be rounded down to five decimal places. After the offering, INX Tokens may be purchased and sold in fractional divisions up to eighteen decimal places (0.000000000000000001), which is the technical limit for ERC20 compliant tokens.

In their report dated September 25, 2019, our independent auditors stated that our financial statements for the period ended December 31, 2018 were prepared assuming that we would continue as a going concern and they expressed substantial doubt about our ability to continue as a going concern.

We are an emerging growth company, as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and, as such, have elected to comply with certain reduced public company reporting requirements.

Purchasing INX Tokens involves a high degree of risk. See "Risk Factors" beginning on page 15 of this prospectus.

	Per Token	Total Minimum	Total Maximum
Initial public offering price	$	$ 5,000,000	$
Underwriter's discounts and commissions[1][2]	$	$ 0	$
Net Proceeds to us (before expenses)	$	$ 5,000,000	$

(1) INX Tokens offered pursuant to this prospectus may be sold by our Company from time to time by our officers and directors directly to one or more purchasers. Our officers and directors will not receive any direct or indirect compensation for sales of INX Tokens. In addition, we have entered into an agreement with A-Labs Finance and Advisory Ltd. pursuant to which A-Labs will promote this offering to non-U.S. persons only. Subject to the completion of an offering under which the Company has raised from non-U.S. persons not less than $10,000,000, A-Labs will receive a cash payment of no less than 6.25% of the aggregate gross proceeds of INX Tokens sold to non-U.S. persons, and as high as 10% of such gross proceeds for the initial $30 million raised from sales to non-U.S. persons. See "*Plan of Distribution — Selling Agents and Expenses*". A-Labs will also receive a payment for non-broker services in an amount of $500,000 upon the Company selling at least $10 million worth of INX Tokens to U.S. persons. In addition, we reserve the right to engage broker-dealers who are FINRA members to participate in the offer and sale of our INX Tokens and to pay to such broker-dealers cash commissions of up to 7% of the gross proceeds from the sales of INX Tokens placed by them. A-Labs will be deemed to be an "underwriter" within the meaning of the Securities Act. Please refer to the section entitled "*Plan of Distribution*" for additional information.

(2) For purposes of this calculation, we have assumed that (i) 100% of the INX Tokens sold in this offering will be sold to non-U.S. persons, which would entitle A-Labs to its contingent cash payment based on 100% of the gross proceeds received by us in this offering, and (ii) no other broker-dealers participate in this offering.

None of the United States Securities and Exchange Commission, the Gibraltar Financial Services Commission, or any state securities commission or other jurisdiction has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the INX Tokens to the purchasers in this offering commencing on or about   , 2019.

The date of this prospectus is   , 2019.

money transmitter to operate a trading platform for cryptocurrencies;

- "INX Securities" refers to an order book platform with a matching engine solution for the trading of security tokens which we currently intend to register as an alternative trading system to be operated by INX Services;

- "INX Services" refer to INX Services, Inc., which we intend to register as a broker-dealer;

- "INX Tokens," "Tokens" or "our Tokens" refer to INX Tokens, an ERC20 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain, and the rights of the INX Token holder, which are contractual rights set forth in the INX Token Purchase Agreement, as more fully described in the section titled "*Description of INX Tokens*" at page 99;

- "INX Trading Solutions" means the business conducted by the Company in the United States, which includes the INX Digital trading platform, the INX Securities trading platform, the broker services to be provided by INX Services and other related business activities;

- "Security Token" refer to a subset of blockchain assets that falls within the definition of a "security" as provided in the Securities Act of 1933;

- "Trades" refer to changes in ownership of a blockchain asset that are not a transfer of a blockchain asset from one digital wallet to another digital wallet, and therefore are not recorded on a blockchain ledger, but are recorded on a private and centralized database;

- "Transaction Fees" refer to fees that are charged for the execution of a trade that occurs on an INX Trading Solutions trading platform; provided, however, that "transaction fees" do not include deposit fees, withdrawal fees or other fees that may be charged for other services;

- "Transfers" refer to transfers of blockchain assets from one digital wallet to another digital wallet as recorded on a blockchain ledger;

- "Transfer Fees" refer to fees that are charged blockchain network participants when a transfer is recorded on the blockchain; and

- "we," "us," "Company," "our company" or "INX" refer to INX Limited and its wholly owned subsidiaries;

Overview

We are developing a regulated solution for trading blockchain assets ("INX Trading Solutions") that will initially include a cryptocurrency trading platform operated by INX Digital, Inc., our wholly-owned subsidiary ("INX Digital"), for which we ~~plan to obtain~~have obtained money transmitter licenses or otherwise ~~qualify~~qualified to operate in 8 US states ~~by the end of 2019~~, with the intention of being licensed or otherwise qualified to operate in most US states by ~~the end of 2020~~June 2021. We also presently intend to establish an alternative trading system ("ATS") for security tokens ("INX Securities") to be operated by INX Services, Inc., our wholly-owned subsidiary ("INX Services"), which we plan to register as a licensed broker-dealer. However, there is currently significant uncertainty regarding the application of federal and state laws and regulations to the trading of security tokens, including regulations governing market intermediaries, and this uncertainty may cause significant delay or may prevent us from developing our INX Securities trading platform as currently envisioned. Prior to the establishment of INX Securities as an ATS, INX Services may operate exclusively as an introducing broker with an order management system and to route security token order flow to one or more third party alternative trading systems.

Our vision is to establish two trading platforms and a security token that provide regulatory clarity to the blockchain asset industry. We plan to achieve this by: (1) differentiating between security and non-security blockchain asset classes and providing trading opportunities for each class; (2) obtaining appropriate regulatory licenses and approvals, including money transmitter licenses, a U.S. broker-dealer license and subsequent registration as an ATS; (3) issuing our security token, the INX Token, and maintaining the INX Registry, which reflects a real time list of INX Token holders; (4) requiring that all INX Token holders comply with KYC/AML procedures; and (5) granting certain rights and benefits to the holders of INX Tokens.

When fully operational, we expect to offer professional traders and institutional investors trading platforms with established practices common in other regulated financial services markets, such as customary trading, clearing, and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency.

1

Our intention is for the INX Trading Solutions website to serve as a single entry point for our customers. On the homepage, customers will be able to access the INX Digital portal for the trading of cryptocurrencies, and, when established, the INX Services portal for the trading of security tokens, in each case subject to the satisfaction of applicable regulatory requirements. Each of INX Digital portal and INX Services portal will be a separate and distinct trading platform. As we develop our trading platforms, we intend to add functionalities across the entire transaction lifecycle, as well as other information and features. Our platforms will not support cross-asset (i.e., securities token for cryptocurrency) trading, nor will we permit the settlement of securities transactions in cryptocurrency, at least until such time as the regulatory uncertainty regarding such transactions is resolved.

The trading platform to be operated by each entity will support "straight through processing" of orders received from customers. As such, orders and resulting trades will be recorded on internal databases and will be reflected in customer accounts without any intervention. Both INX Services, Inc. and INX Digital Inc. will employ staff to monitor trading activity and support customers. Each entity will also employ supervising managers to oversee the trading and settlement process. The staff of both entities will be able to process trade corrections, but this activity will require management approvals and audit reports will be reviewed to monitor this activity.

Neither INX Services, Inc. nor INX Digital, Inc. will extend credit to customers. Further, our proprietary order management software, which will be utilized by both INX Services, Inc. and INX Digital, Inc., has a rules engine that ensures sufficient funds or fully paid assets are available to cover orders, prior to their submission.

INX Digital Trading Platform

We are currently developing the INX Digital trading platform, and are testing its trading capabilities from a functional and load perspective. We have completed the minimum viable product of the platform that includes the architecture design, trading functionalities and the user interface and experience. To be able to handle large amount of traffic and transactions, we are currently working on scaling the capabilities of the system from an architecture and application level to improve the latency and solve concurrency issues. We are putting in place fail safe and recovery processes in case of system failure that are designed to inherently respond in a way that will cause no or minimal harm to core trading data. We are also in the process of developing the back office to administer and manage the platform.

We are currently preparing the required applications and supporting materials to register INX Digital as a money transmitter. We have ~~submitted an application to register~~registered INX Digital with U.S. Department of the Treasury Financial Crimes Enforcement Network ("FinCEN") as a federal money service business~~, and we expect to receive confirmation of such registration before the end of 2019~~. In addition, we have submitted notifications to California, Indiana, Massachusetts, Missouri, Montana, Pennsylvania, Utah and Wisconsin and ~~we expect that~~ INX Digital ~~will be~~is now eligible to operate as proposed in those jurisdictions ~~by the end of 2019~~. We anticipate that we will be able to obtain money transmitter licenses or otherwise qualify to operate in most US states by ~~the end of 2020~~June 2021. We expect to commence operations following the later of (i) twelve months after reaching the minimum offering amount of $5,000,000 or (ii) the fourth quarter of 2020.

The INX Digital trading platform will incorporate a secure trading/matching engine, which will have high frequency transaction capabilities and support a range of standard order types. We also expect to develop an API interface for broker-dealers, traders and market makers.

The architecture for the INX Digital platform is based on sequential processing and storage, allowing transactions to be processed one after the other, and not in parallel.

We are designing trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also plan to offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

Transaction fees on the INX Digital platform may be paid using US dollars, BTC or ETH.

INX Digital receives custody services for cryptocurrencies held on behalf of the clients of our INX Digital trading platform from BitGo Trust Company, Inc., a trust company duly organized and chartered in South Dakota, as the custodian ("BitGo Trust"). BitGo Trust is a "qualified custodian" as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940. We believe that BitGo Trust, together with its affiliate BitGo Inc., a multi-signature hot wallet service, which we refer to collectively as BitGo, is the leading provider of custody and wallet services for cryptocurrency trading, with the ability to support both "hot" and "cold" storage with a high degree of electronic and physical security, as well as transaction processing and reporting. See "*Business— Overview— INX Digital Trading Platform.*"

INX Securities Trading Platform

We are currently developing the INX Securities trading platform, and are testing its trading capabilities from a functional and load perspective. We have completed the minimum viable product of the platform that includes the architecture design, trading functionalities and the user interface and experience. To be able to handle large amount of traffic and transactions, we are currently working on scaling the capabilities of the system from an architecture and application level to improve the latency and solve concurrency issues. We are putting in place fail safe and recovery processes in case of system failure that are designed to inherently respond in a way that will cause no or minimal harm to core trading data. We are also in the process of developing the back office to administer and manage the platform.

8

We intend to register INX Services as a broker-dealer and operate the INX Securities trading platform as an ATS for security tokens; however, at least initially, INX Services may operate as an introducing broker with an order management system and to route security token order flow to one or more third party alternative trading systems. As an introducing broker, INX Services will act in an agency capacity and will seek to obtain best execution by routing orders to one or more market centers and/or alternative trading systems.

The INX Securities trading platform will incorporate a secure trading/matching engine, which will have high frequency transaction capabilities and support a range of standard order types. We also expect to develop an API interface for broker-dealers, traders and market makers.

The architecture for the INX Securities trading platform is based on sequential processing and storage, allowing transactions to be processed one after the other, and not in parallel.

We are designing trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also plan to offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

Transaction fees on the INX Securities trading platform may be paid using US dollars or INX Tokens.

INX Services has yet to identify a clearing firm to serve as a custodian which satisfies the requirements of Rule 15c3-3, known as the Customer Protection Rule. There is currently significant uncertainty regarding the application of Rule 15c3-3 and other federal securities laws and regulations to the conduct of market intermediaries that seek to facilitate the trading of security tokens. If we are not able to identify such an arrangement, or if the FINRA delays in approving our broker-dealer license as a result of our custodial relationship, such failure or delay could prevent us from developing the INX Securities trading platform or other operations of INX Services as currently envisioned. We will not be able to commence trading of security tokens on the INX Securities trading platform until we identify such a firm and receive approval from FINRA. See "*Business—Overview—INX Securities Trading Platform.*"

The INX Token

We have currently developed the INX Token. After the INX Securities trading platform is operational, prospective investors who have been duly identified through KYC/AML procedures may purchase and trade INX Tokens on the INX Securities trading platform. INX Token holders will be able to use the INX Token to pay INX Securities trading platform transaction fees, which are entitled to, at a minimum, a 10% discount to other forms of payment. The INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform, but we intend from time to time to offer promotional discounts on transaction fees on the INX Digital trading platform to record holders of INX Tokens. Holders of INX Tokens will also be entitled to receive pro rata distributions of 40% of the Company's cumulative Adjusted Operating Cash Flow. Commencing in 2021, distributions will be calculated on an annual basis and paid on April 30 to parties (other than the Company) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on the Company's cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. See "*Description of INX Tokens.*" In addition, there is currently no public market for the INX Tokens and there is no plan to have the INX Token trade on a national securities exchange or any other exchange or trading platform, whether within or outside the United States.

Our Growth Strategies

We believe that our operational capabilities will strengthen and expand as INX Trading Solutions completes each phase of development. This will enable us to launch several growth strategies, including the following:

- <u>Active expansion of institutional blockchain asset trading and large-scale block transactions</u>. The Company plans to promote our trading platforms and related services with institutional and other accredited investors such as family offices, hedge funds and others who require access to platforms for trading cryptocurrencies or security tokens, including trades in large-scale block transactions.

- <u>Monetize market data and connectivity</u>. We plan to serve as a hub for blockchain asset traders, institutional investors, commercial banks and individuals trading blockchain assets. As we attract more clients, we expect that we will accumulate non-proprietary big-data relating to trading behavior and related market statistics. We plan to use this data for internal use and as a product to be sold to institutional investors and trade analysts.

- <u>Strategic opportunities</u>. We plan to pursue strategic alliances with commercial banks and other licensed and regulated blockchain asset trading platforms for the expansion of our business. In addition, we believe that a part of our future growth strategy will include the acquisition and integration of other blockchain service providers under INX Trading Solutions.

9

THE OFFERING

Security Offered	INX Tokens, an ERC20 compliant token.
Token ticker on INX Securities	INX
Total Tokens offered in this Offering	130,000,000 Tokens
Total Tokens to be outstanding (and not held by the Company) immediately after this Offering	Tokens
Minimum Offering Amount	$5,000,000; we will not complete the sale of any INX Tokens unless we raise gross offering proceeds exceeding $5,000,000 (in U.S. Dollars). See "*Plan of Distribution*."
Use of Proceeds	We intend to use the net proceeds raised from the sale of INX Tokens in this offering for the continued development and operation of INX Trading Solutions, including our cryptocurrency and security token trading platforms (See "*Business— Phases of Development*"); 75% of the net proceeds from this offering in excess of $25 million will be used to establish and capitalize the Cash Fund for INX Trading Solutions. We intend to use the remaining amount of net proceeds from this offering for general corporate purposes and working capital. See "*Use of Proceeds*."
Termination of the Offering	The offering will terminate upon the earliest to occur of: (i) the sale of all of the 130,000,000 Tokens being offered, (ii) 365 days after this registration statement is declared effective by the SEC, or (iii) such shorter period as may be determined by the Company in its sole discretion.
Uses of the INX Token on the INX Trading platforms	When used as payment of transaction fees on the INX Securities trading platform, the INX Token will entitle owners to, at a minimum, a ten percent (10%) discount as compared to fees paid using other currencies. The Company, from time to time in its sole discretion, may offer promotional incentives such as a greater discount compared to other forms of payment for transaction fees. In no case however, will the discount right included in the INX Token be less than the ten percent (10%). INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform, but we intend from time to time to offer promotional discounts on transaction fees on the INX Digital trading platform to record holders of INX Tokens. See "*Description of INX Tokens - Uses of the INX Token on the INX Platforms*."
Distributions on INX Tokens	Each INX Token will entitle its holder to pro rata distributions of 40% of the

Company's cumulative Adjusted Operating Cash Flow. Commencing in 2021, the distribution will be calculated on an annual basis and paid on April 30 to parties (other than the Company and its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on the Company's cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. Distributions will be paid either in U.S. Dollars to an INX Token holder's bank account or in Ether which will be transferred to the INX Token holders' wallet that is recorded on the INX Token Distributed Ledger. The distribution to INX Token ~~Holders~~holders is a contractual obligation of the Company~~, but its calculation~~ and a right of the INX Token holders that vests on March 31 of each eligible year. However, the distribution is not self-executing. Our board of directors is required to ~~make the distribution after approving~~approve the Company's financial statements and ~~calculating such~~calculate the distribution in good faith. See "*Description of INX Tokens - Participation Right in Adjusted Operating Cash Flow.*"

12

Rights of INX Token Holders Upon a Failure or a Change of Control	Each INX Token held by parties other than the Company shall entitle its holder to receive a pro rata portion (based upon the number of INX Tokens then outstanding) of the Cash Fund, if any of the following occur: (1) the Company fails to operate a bona fide trading platform that permits the spot trading of Bitcoin and Ethereum by December 31, 2021, or (2) (a) a sale of all or substantially all of the assets of the Company; (b) any person or entity becoming the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting interests of the Company; or (c) the closing of a merger, consolidation, recapitalization or reorganization of the Company with or into any person or entity pursuant to which the shareholders of the Company immediately prior to such transaction own less than 50% of the outstanding voting interests of the resulting entity or its parent company. See "*Description of INX Tokens – Rights of INX Token Holders Upon a Failure or a Change of Control.*"
Rights of INX Token Holders Upon an Insolvency Event	If (i) the Company permanently discontinues all the activities of INX Solutions and there is no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an "Insolvency Event" (as defined in the INX Token Purchase Agreement) occurs, then the Company shall be deemed to be in breach of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. The claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law, and accordingly, there can be no assurance as to the payment amount, if any, that may be received by an INX Token Holder in settlement of such claim. The Company intends that the INX Token holders will be unsecured creditors of the Company and would therefore rank *pari passu* with all the other unsecured creditors of the Company and senior to the claims of holders of the Company's shares. Further, the Company has caused current shareholders who hold approximately 79% of its issued share capital, and shall cause its future shareholders, to enter an agreement, pursuant to which such shareholders (a) irrevocably subordinate their rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (b) irrevocably waive and subordinate their rights, in the event of an Insolvency Event, to any cash held in the Cash Fund. However, in the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the Company's assets or that the INX Token holders' claims are not senior in right to claims or interests of the Company's shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of Token holders. In addition, the Company may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens, as well as holders of other preferential claims under relevant insolvency laws, may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of

Adjusted Operating Cash Flow and distributions from the Cash Fund.

Tokens Reserved for Additional Issuances	The Company reserved 17,373,438 INX Tokens for sales and issuances to employees, directors, advisors and early investors in the Company. Of this amount, 1,068,000 INX Tokens have been issued and the Company has commitments to issue up to additional INX Tokens. The Company has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company will reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to this offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors determines that the Company has net cash balances sufficient to fund less than six months of the Company's operations. We intend to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders.
Total Tokens; No Mining	200,000,000 INX Tokens have been created. There is no mining of INX Tokens and there is no other means of creating new INX Tokens.

13

RISKS RELATED TO AN INVESTMENT IN OUR TOKENS

We have no operating history and therefore valuation of the INX Token is difficult.

We were incorporated under the laws of Gibraltar on November 27, 2017 and our operations to date have consisted of planning and developing INX Trading Solutions and the INX Token, establishing relationships with potential service providers and preparing necessary documents and filings in order to implement INX Trading Solutions and the INX Token as currently conceived. Accordingly, we have no operating history upon which an evaluation of our prospects and future performance can be made.

We believe that the value of the INX Token will be influenced by the supply of the INX Token, the market's perception of the INX Token's value and the liquidity for Tokens on a secondary market. The original purchase price of the INX Token in this offering may not be indicative of the market price of INX Tokens after they have been made available for trading on a market. There is also no assurance that the market price of INX Tokens will not decline below the original purchase price of this offering.

If our INX Token does not gain public acceptance or is not adopted, used or traded by a substantial number of individuals, companies and other entities, it could have a material adverse impact on the value of the INX Token.

There is currently no trading market for our INX Tokens and we cannot ensure that a liquid market will occur or be sustainable.

Prior to this Offering, there has been no public market for INX Tokens. There can be no assurance that there will be an active market for INX Tokens either now or in the future. U.S. persons may only trade INX Tokens on a registered securities exchange or alternative trading system ("ATS") that has accepted the tokens for trading or quotation. As of the date of this prospectus, no such exchange or ATS exists. There is no plan to have our INX Token trade on a national securities exchange or any other exchange or trading platform, whether within or outside the United States. In the event that the Company ever decides to seek approval to list INX Tokens for trading on a registered securities exchange, there is no assurance that such approval will be obtained or, if approval is obtained, that an active or liquid trading market will develop. Further, brokerage firms or clearing firms may not be willing to effect transactions in INX Tokens or accept INX Tokens for deposit in an account. Even if an investor finds a broker willing to effect a transaction in INX Tokens, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. As a result, purchasers in this offering, and subsequent purchasers of INX Tokens, will likely be limited in their ability to engage in secondary trading of INX Tokens.

We may, in the future, take certain steps, including utilizing investor awareness campaigns, press releases, road shows and conferences to increase awareness of our business. We may need to compensate consultants with cash and/or Tokens. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume.

The offering price of the INX Tokens has been arbitrarily determined and such price should not be used by an investor as an indicator of the fair market value of the INX Tokens.

The offering price for the INX Tokens offered hereby has been arbitrarily determined by the Company's board of directors based on market conditions at the time of pricing. The offering price does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company. Accordingly, the actual value of INX Tokens may be significantly less than the offering price. The value of INX Tokens purchased at the offering price may decline in value or have significantly less value when you attempt to sell the INX Tokens.

The trading price of our INX Tokens could be volatile.

There is currently no trading market for the INX Token. Even if such a trading market were to develop, on the INX Securities trading platform or elsewhere, the trading price of our INX Tokens may be volatile. The INX Token is not issued by any central bank or national, supra-national or quasi-national organization, nor is it backed by any hard assets or other credit. Consequently, investors may not be able to liquidate their investment at a price that reflects the value of the business.

The volume at which the INX Tokens are traded could affect their volatility. For example, traders seeking to use the INX Token to pay for transaction fees on the INX Securities trading platform may be incentivized to artificially inflate the INX Token's last trade execution price, the metric that we use to determine the INX Token's value. If successful, such traders may pay fewer INX Tokens to the Company than would have otherwise been required to satisfy transaction fees for subsequent trades. If there is limited trading volume, such attempts could further increase volatility for INX Tokens.

DM_US 164219844-4.104314.0011

Our business model depends, in part, on our ability to resell INX Tokens received as payment for transaction fees by INX Services. If we conduct resales of INX Tokens, existing holders will suffer dilution.

Under the INX Token Purchase Agreement, holders of INX Tokens will be entitled to receive a pro rata cash distribution equal to 40% of our cumulative Adjusted Operating Cash Flow. This means that the portion of any cash distribution allocated to each INX Token is in part determined by the number of outstanding INX Tokens that are not owned by the Company or any subsidiary of the Company.

We anticipate that users of the INX Securities trading platform will be incentivized to use INX Tokens as payment for transaction fees on the platform. INX Tokens received as payment for transaction fees will reduce the number of outstanding INX Tokens. However, we intend to file one or more registration statements to register these INX Tokens for re-issuance.

Large swings in the use of INX Tokens as payment for transaction fees or future issuances of INX Tokens equity or convertible debt securities, you could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our then-existing capital stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we cannot raise additional funds when we need them, our business and prospects could fail or be materially and adversely affected.

There can be no assurance that we will be able to pay any cash distributions to the holders of Tokens.

Under the INX Token Purchase Agreement, holders of INX Tokens as of March 31 of each eligible year are entitled to receive a pro rata cash distribution equal to 40% of our cumulative Adjusted Operating Cash Flow. The calculation of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our Board of Directors calculate such distribution in good faith based on the Company's financial statements. Although such annual calculation will be based on the cash flow from operating activities reflected in the consolidated statement of cash flow of our Company that is included in the audited consolidated financial statements of our Company and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to tokenholders will be audited at the time of any distribution. Further, the general public will not be able to independently verify the number of INX Tokens outstanding that are entitled to share in the distribution.

Further, as of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. Because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive Adjusted Operating Cash Flows that exceeds this deficit. Thus, you may not receive a pro rata distribution even in years in which we are profitable due to our historical losses.

We do not expect that there will be sufficient net cash flow from operating activities for any distributions to be made to INX Token holders until our business becomes commercially accepted. In addition, we may elect to operate our business and pursue business strategies, such as acquisitions and the development of other products, which could adversely affect our ability to generate net cash flow. We may never have sufficient operating results to make any cash distributions, which could adversely affect the value of INX Tokens.

Further, each INX Token holder's right to the pro rata portion of the distribution for any given year is subject to reduction in an amount equal to the banking fees and/or transactions fees required to be paid with respect to the transfer of funds or Ether to such holder. Thus, with respect to any year during which the amount to be distributed to an individual INX Token holder is less than the amount of fees relating to such transfer, no distribution will be made to that individual INX Token holder.

As a result, the ability of any holder to receive any cash distributions from us is not guaranteed.

Indices that are used by the Company to calculate applicable exchange rates may be discontinued or the manner in which these indices are calculated, including the exchanges that comprise these indices or the respective weights of such exchanges, may change.

We currently intend to calculate applicable conversion rates between U.S. Dollars and certain cryptocurrencies by using the exchange rates provided in Brave New Coin's Bitcoin Liquid Index (BLX) (for BTC/USD) and Ethereum Liquid Index (ELX) (for ETH/USD). These exchange rates will be used to convert the purchase price of the INX Tokens in this offering from an amount stated in U.S. Dollars to an amount stated in bitcoin or ethereum. In addition, we also plan to use the ELX index to pay ether to INX Token holders who have not provided a bank account to the Company to satisfy our obligation to pay the annual distribution of our Adjusted Operating Cash Flow.

There can be no assurances that any indices that are used by the Company to calculate such exchange rates will continue or the method by which these indices are calculated will remain unchanged. The sponsors of these indices may have the ability from time to time to change the method by which these indices are calculated or to take actions that could adversely affect the perceived price and market value of the cryptocurrency underlying the index. Further, the sponsors of these indices can add, delete or substitute the components of these indices or make other methodological changes that could adversely affect the exchange rate. We have no control over the way these indices are calculated by the sponsors.

DILUTION

If you invest in our Tokens, your interest in the Tokens will be diluted to the extent of the difference between the offering price per Token and the pro forma net tangible book value per Token after the offering. Dilution results from the fact that the per Token offering price is substantially in excess of the book value per Token attributable to the existing holders of our presently outstanding INX Tokens. Our net tangible book value attributable to holders of INX Tokens at   was $ or approximately $ per INX Token. Net tangible book value per INX Token as of   represents   .

The following table sets forth the estimated net tangible book value per INX Token after the offering and the dilution to persons purchasing INX Tokens based on the foregoing offering assumptions.

	Offering minimum	Offering maximum
Offering price per Token	$	$
Net tangible book value per Token before the offering		
Equity:		
Increase per Token attributable to payments by new investors		
Pro forma net tangible book value per Token after the offering		
Dilution per Token to new investors		

The following table summarizes, on a pro forma as adjusted basis as of   , 2019, the differences between existing INX Token holders and the investors purchasing under this offering with respect to the number of INX Tokens purchased from us (assuming that all of the INX Tokens offering in this offering are purchased at an assumed 1.00 USD per INX Token), the total consideration paid and the average price per INX Token paid before deducting the estimated offering expenses.

	INX Tokens Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per INX Token
Original INX Token holders	~~18,862,062~~18,877,062	%	US$	%	US$
Commitments to issue INX Tokens		%			
New investors	130,000,000	%	US$ 130,000,000	%	US$
Total		100.00%	US$	%	

In addition, the following table summarizes, on a pro forma as adjusted basis as of   , 2019, the differences between existing INX Token holders and the investors purchasing under this offering with respect to the number of INX Tokens purchased from us (assuming only the Minimum Offering Requirement for the Closing of the INX Tokens offering in this offering are purchased at an assumed 1.00 USD per INX Token), the total consideration paid and the average price per INX Token paid before deducting the estimated offering expenses.

	INX Tokens Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per INX Token
Original INX Token holders	~~18,862,062~~18,877,062	%	US$	%	US$

Commitments to issue INX Tokens			%			
New investors	5,000,000		%	US$	5,000,000	% US$
Total			100.00%	US$		%

43

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors."

Overview

We are developing INX Trading Solutions, a regulated solution for trading blockchain assets, that will initially include a cryptocurrency trading platform operated by INX Digital, for which we ~~plan to obtain~~have obtained money transmitter licenses or otherwise ~~qualify~~qualified to operate in 8 US states ~~by the end of 2019~~, with the intention of being licensed or otherwise qualified to operate in most US states by ~~the end of 2020~~June 2021. We also presently intend to establish INX Securities as an ATS, to be operated by INX Services, which we plan to register as a licensed broker-dealer. Our vision is to establish two trading platforms and a security token that provides regulatory clarity to the blockchain asset industry.

Initially, we plan to generate revenues primarily from fees received by us in connection with activities on the INX Digital trading platform. We intend to generate additional fees once we have completed the regulatory and technical requirements for the INX Securities trading platform. However, there is currently significant uncertainty regarding the application of federal and state laws to the trading of security tokens, including the application of current regulations governing the conduct of market intermediaries, and this uncertainty may cause significant delay or may prevent us from developing our INX Securities trading platform as currently envisioned. Prior to the establishment of INX Securities as an ATS, INX Services may operate exclusively as an introducing broker with an order management system and to route security token order flow to one or more third party alternative trading systems.

Results of Operations and Known Trends or Future Events

We were incorporated on November 27, 2017 and since our date of inception (September 1, 2017) our operations have consisted solely of planning and development of the INX Token and INX Trading Solutions. We have not generated any revenues from operations since our inception.

We will not generate any operating revenues until our trading platforms becomes operational. We will generate non-operating income in the form of interest income on cash and cash equivalents and other investments upon completion of this offering. There has been no significant change in our financial position and no material adverse change has occurred since the date of our audited financial statements.

After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, and compliance). We expect our expenses to increase substantially after the closing of this offering.

Results of Operations for the period from September 1, 2017 (inception) through December 31, 2017

Total operating Expenses

Operating expenses for the reported period were $586,000. Substantially all costs incurred to date were in connection with our formation, legal services and support for the contemplated offering.

Loss

BUSINESS

Overview

We are developing INX Trading Solutions, a regulated solution for trading blockchain assets, that will initially include a cryptocurrency trading platform operated by INX Digital, for which we ~~plan to obtain~~have obtained money transmitter licenses or otherwise ~~qualify~~qualified to operate in 8 US states ~~by the end of 2019~~, with the intention of being licensed or otherwise qualified to operate in most US states by ~~the end of 2020~~June 2021. We also presently intend to establish INX Securities to be operated by INX Services, which we plan to register as a licensed broker-dealer. However, there is currently significant uncertainty regarding the application of federal and state laws to the trading of security tokens, including the application of current regulations governing the conduct of market intermediaries, and this uncertainty may cause significant delay or may prevent us from developing our INX Securities trading platform as currently envisioned. Prior to the establishment of INX Securities as an ATS, INX Services may operate exclusively as an introducing broker with an order management system and to route security token order flow to one or more third party alternative trading systems.

Our vision is to establish two trading platforms and a security token that provides regulatory clarity to the blockchain asset industry. We plan to achieve this by: (1) differentiating between security and non-security blockchain asset classes and providing trading opportunities for each class; (2) obtaining appropriate regulatory licenses and approvals, including money transmitter licenses, a U.S. broker-dealer license and subsequent registration as an ATS; (3) issuing our security token, the INX Token, and maintaining the INX Registry, which reflects a real time list of INX Token holders; (4) requiring that all INX Token holders comply with KYC/AML procedures; and (5) granting certain rights and benefits to the holders of INX Tokens.

When fully operational, we expect to offer professional traders and institutional investors trading platforms with established practices common in other regulated financial services markets, such as customary trading, clearing, and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency.

In the future, the Company intends to establish a platform for the trading of derivatives such as futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed. We also intend that our subsidiary in Gibraltar will apply to the Gibraltar Financial Services Commission for licenses under the Financial Services (Markets in Financial Instruments) Act 2018 and the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 for our European-based operations. We have also created the INX Token, which is offered pursuant to this prospectus.

INX Trading Solutions envisions that blockchain assets traded on our trading platforms will be transferred to a digital wallet held by one of our custodians, which transfer is recorded on the blockchain ledger that underlies such blockchain asset. Once a blockchain asset is deposited with our custodian, none of the trading transactions performed on our trading platforms are recorded on a blockchain ledger. Trades on our trading platforms are recorded only on our internal centralized servers, and they are then reflected in each customer's respective account. A transfer of a blockchain asset is recorded on its underlying blockchain ledger when the owner of the blockchain asset wishes to withdraw the blockchain asset from their account. In this event, the blockchain asset is transferred from our respective custodian's digital wallet to the customer's private digital wallet.

The architecture for the INX Digital and INX Securities trading platforms is based on a sequential processing and storage, meaning that transactions can be processed only one after the other and not in parallel. In order to facilitate liquidity and support a vibrant trading market on our trading platforms, we intend to offer incentives to attract high volume traders and establish strategic partnerships with market makers. We also envision that our trading platforms will enable trading via web portal and application programming interface ("API") solutions. As we further develop our trading platforms, broker-dealers or other appropriately regulated third parties may route their customers' trades to our trading platforms using API.

Further, we intend to provide additional comfort to our customers with respect to the financial stability of the Company by allocating 75% of the net proceeds from this offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our "Cash Fund."

The INX Token is an ERC20 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain.

After the INX Securities trading platform becomes operational, holders of INX Tokens will be able to use the INX Token to pay transaction fees on the INX Securities trading platform. When paying for transaction fees, INX Tokens will be entitled to, at a minimum, a 10% discount to other forms of payment. See "*Description of INX Tokens - Uses of the INX Token on the INX Platforms*." We intend to offer record holders of INX Tokens promotional discounts on transaction fees on the INX Digital trading platform. However, such discounts are promotional and not a right associated with ownership of the INX Token. INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform. We do not currently accept INX Tokens as payment for our services and, until the INX Securities trading platform becomes operational, purchasers of INX Tokens will have no guarantee that their INX Tokens can be used as payment for any of our services. In addition, holders of INX Tokens will be entitled to receive an annual pro rata distribution of 40% of the Adjusted Operating Cash Flow. Commencing in 2021, the distribution will be calculated on an annual basis and paid on April 30 to parties (other than the Company) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on the Company's cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. See "*Description of INX Tokens - Participation Right in Adjusted Operating Cash Flow*."

In order to participate in this offering, a purchaser must be duly identified through the Company's KYC/AML procedures and such purchaser must provide the Company with a compatible digital wallet address to receive INX Tokens.

52

INX Digital Trading Platform

We are currently developing the INX Digital trading platform, and are testing its trading capabilities from a functional and load perspective. We have completed the minimum viable product of the platform that includes the architecture design, trading functionalities and the user interface and experience. To be able to handle large amount of traffic and transactions, we are currently working on scaling the capabilities of the system from an architecture and application level to improve the latency and solve concurrency issues. We are putting in place fail safe and recovery processes in case of system failure that are designed to inherently respond in a way that will cause no or minimal harm to core trading data. We are also in the process of developing the back office to administer and manage the platform.

We are currently preparing the required applications and supporting materials to register INX Digital as a money transmitter. We have ~~submitted an application to register~~registered INX Digital with FinCEN as a federal money service business~~, and we expect to receive confirmation of such registration before the end of 2019~~. In addition, we have submitted notifications to California, Indiana, Massachusetts, Missouri, Montana, Pennsylvania, Utah and Wisconsin and ~~we expect that~~ INX Digital ~~will be~~is now eligible to operate as proposed in those jurisdictions ~~by the end of 2019~~. We anticipate that we will be able to obtain money transmitter licenses or otherwise qualify to operate in most US states by ~~the end of 2020~~June 2021. We expect to commence operations following the later of (i) twelve months after reaching the minimum offering amount of $5,000,000 or (ii) the fourth quarter of 2020.

The INX Digital trading platform will incorporate a secure trading/matching engine, which will have high frequency transaction capabilities and support a range of standard order types. We also expect to develop an API interface for broker-dealers, traders and market makers.

The architecture for the INX Digital platform is based on sequential processing and storage, allowing transactions to be processed one after the other, and not in parallel.

We are designing trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also plan to offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

Transaction fees on the INX Digital platform may be paid using US dollars, BTC or ETH.

INX Digital receives custody services for cryptocurrencies held on behalf of the clients of our INX Digital trading platform from BitGo Trust as the custodian. BitGo Trust is a "qualified custodian" as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940. We believe that BitGo Trust, together with its affiliate BitGo Inc., is the leading provider of custody and wallet services for cryptocurrency trading, with the ability to support both "hot" and "cold" storage with a high degree of electronic and physical security, as well as transaction processing and reporting.

BitGo Trust offers cold storage technology in bank-grade Class III vaults and storage solutions for more than 100 digital assets, and together with BitGo Inc., offers sophisticated controls and policies enforcement solutions, including multiple approvals, spending limits, and whitelists, as well as customizable user roles and controls to align with our organizational structure.

BitGo offers two types of services; a hot wallet solution and a cold storage solution. INX Digital, Inc. plans to use both services. A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. In our arrangement, INX will hold two of the keys and BitGo Inc. will hold the other key. Two keys will be created whenever we establish a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo Inc. ceases operations). The third key is used by BitGo Inc. to cosign transactions; this key is created by BitGo's servers and is known only to BitGo Inc. to mitigate the risk of an unauthorized transfer of assets. INX policy will require that INX and BitGo Inc. must act together to transfer assets. INX Digital, Inc. will maintain an omnibus wallet at BitGo Inc. for each type of asset to be traded on our platform, which will be designated for the exclusive benefit of customers.

BitGo Trust's cold storage solution outsources key management and security to BitGo Trust. Cold storage is offline storage; it is the most secure way to store digital assets, as it is never connected to a network. INX Digital, Inc. will transfer cryptocurrency assets from its hot wallet to cold storage at BitGo Trust; BitGo Trust, as custodian, will safeguard cryptocurrency assets for INX customers. To initiate a transfer from cold storage to an INX hot wallet, INX will specify the amount to transfer and submit the request to BitGo Trust. BitGo Trust will contact INX, to conduct an out-of-band video verification to confirm the transfer is legitimate and that an INX authorized signatory approves it. BitGo Trust will then generate the transaction and sign it securely offline with the user key that BitGo Trust holds in custody. Once half-signed, BitGo Trust will bring the transaction back online, and upload it to the platform. After key policies are evaluated and satisfied, BitGo Inc. will then sign the transaction with the BitGo Inc. key. Once completely signed, BitGo Inc. will broadcast the transaction to the blockchain, and the cryptocurrency assets will be transferred from cold storage to the appropriate INX hot wallet. This separation of functions makes our operations more secure because, among other reasons, we only need to keep a hot wallet sufficiently funded to service withdrawals. We will use cold storage to store the majority of the cryptocurrency assets held by us, because cold storage provides greater asset protection through policies and physical security.

BitGo Trust's custodial services are provided pursuant to a custodial services agreement (the "Custodial Services Agreement") between INX Digital and BitGo Trust. For its custodial services, BitGo Trust will receive an onboarding fee of $ and will receive a monthly custody fee equal to annualized   % of the market value of the assets under custody (subject to a minimum monthly charge). BitGo Trust also receives various transaction-based fees. The Custodial Services Agreement is for an initial term of one year, and will be automatically extended for one-year periods, unless terminated by either party by delivery of a written notice at least 60-days prior to the expiration of the then-current term. The Company may also terminate the Custodial Services Agreement (i) during the initial term, within 30 days following written notice a breach of a material term of the Custodial Services Agreement without cure of such breach within the 30 days; or (ii) after the initial term, for any reason upon 30 days' prior written notice.

The foregoing description of the Custodial Services Agreement summarizes the material terms of the Custodial Services Agreement, but is not a complete description. For more details about the Custodial Services Agreement, you should reference to the full text of the Custodial Services Agreement, which is attached as Exhibit 10.25 hereto, and is incorporated herein by reference.

until the Company generates positive cumulative Adjusted Operating Cash Flows. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. See "*Description of INX Tokens*."

Phases of Development

We expect the development of INX Trading Solutions to occur in the following phases.

Phase 1. During this phase, we intend to create the INX Digital trading platform to permit trading in Bitcoin, Ether and other cryptocurrencies. We plan on developing our secure trading/matching engine which will have high frequency transaction capabilities and support for a range of standard order types. We also plan on developing an API interface for broker-dealers, traders, and market makers. In this phase, we also plan to further develop technology for our clearing operations which will support large scale, automated transactions. We expect to introduce such services in jurisdictions in which our subsidiary, INX Digital, is licensed or otherwise permitted to act as a money transmitter.

Development of the INX Digital trading platform is progressing and the Company is currently in the process of testing the trading capabilities of the platform. We are currently preparing the required applications and supporting materials for INX Digital to apply for applicable licenses or otherwise permissibly act as a money transmitter/exchanger in the selected jurisdictions. We ~~intend that we will be registered or otherwise qualified to commence operations in 14 US states~~ ~~by March 2020, and we~~ have submitted notifications and ~~expect to be~~are eligible to operate as proposed in California, Indiana, Massachusetts, Missouri, Montana, Pennsylvania, Utah and Wisconsin ~~by the end of 2019~~and we intend that we will be registered or otherwise qualified to commence operations in 14 US states by September 2020. We intend to register or otherwise qualify in most US states by ~~the end of 2020~~June 2021. We expect that we will incur approximately $5 million of expenses to complete Phase 1 of development.

Phase 2. During this phase, we plan to develop the INX Securities trading platform for the trading of securities tokens. We expect to provide these services following the registration of INX Services as a broker-dealer and registration of the INX Securities trading platform as an ATS. We intend to submit a Form BD to FINRA once the SEC has provided guidance on our proposed custodial relationship. We expect to introduce these services following receipt of FINRA and SEC approvals. We intend to complete Phase 2 and begin trades on the INX Securities trading platform in January 2021. If there continues to be significant uncertainty regarding the application of federal and state laws and regulations to the trading of security tokens, including regulations governing market intermediaries, and this uncertainty causes significant delay in the development of our INX Securities trading platform as currently envisioned, we intend to launch and operate INX Services as an introducing broker for security tokens. We expect that we will incur approximately $19 million of expenses to complete the development of Phases 1 and 2.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, and other persons performing similar functions, which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the Securities and Exchange Commission. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at INX.co. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the Securities and Exchange Commission. Under Item 16B of the SEC's Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Senior Management and Directors

Neither our senior management nor our directors received compensation for the year ended December 31, 2017. Our senior management and our directors received $716,000 in compensation for the year ended December 31, 2018. Our senior management and our directors received $504,000 in compensation for the six months ended June 30, 2019.

~~Each of our executive officers and senior management have entered into a written management, services, consulting or similar agreement with our Company pursuant to which they will not receive any salary or other fees for services rendered to the Company until the Company raises a specified amount through this offering.~~

For additional information, see *"Business – Material Agreements – Material Service Agreements"* and *"Business – Material Agreements – Management Agreements with Executive Officers and Senior Management."*

On December 29, 2017, the Company's board of directors approved a resolution to reserve 417,000 ordinary shares of the Company for the purpose of an Employees Stock Option Plan and future grants to employees and consultants as the board of directors may approve from time to time. As of the date hereof, no plan has been adopted and no grants have been made.

Agreements with Other Interested Parties

Under the Founders' Agreement, dated September 26, 2017, between A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of the state of Israel, which is controlled by Mr. Doron Cohen, and Triple-V (1999) Ltd., which agreement has been ratified by our Company, A-Labs entitled to an allocation of 1,120,000 Ordinary Shares. In addition, pursuant to the Founders' Agreement, A-Labs is entitled to appoint, remove or replace one board member of the Company. See *"Business – Material Agreements – Founders' Agreement."*

The Company and A-Labs Finance and Advisory Ltd., a limited liability company registered under the laws of the state of Israel, entered into the A-Labs Engagement Agreement. See *"Business – Material Agreements – Material Service Agreements"* for a summary of the A-Labs Engagement Agreement.

On January 7, 2019, the Board of Directors of the Company approved the issuance to A-Labs of 47,893 Ordinary Shares in consideration of $50,000.

On April 25, 2019, A-Labs invested an additional $100,000 in the Company pursuant to a SAFE dated as of such date. Under the terms of the SAFE, A-Labs is entitled to a minimum of 73,152 Ordinary Shares. On August 30, 2019, A-Labs invested an additional $103,774 in the Company pursuant to a Second SAFE dated as of such date. Under the terms of the Second SAFE, A-Labs is entitled to a minimum of 75,914 Ordinary Shares. See *"Certain Relationships and Related Party Transactions – Relationships and Transactions with Directors and Executive Officers – Mr. Shy Datika – Transactions Involving the Company's Securities"* for a summary of the material terms of the SAFE and Second SAFE.

The foregoing descriptions of the SAFE and Second SAFE executed between A-Labs and the Company summarizes the material terms of the SAFE and Second SAFE, but are not complete descriptions. For more details, you should reference to the full text of the SAFE executed between A-Labs and the Company, which is attached as Exhibit 10.28 hereto, and the full text of the Second SAFE executed between A-Labs and the Company, which is attached as Exhibit 10.31 hereto, each of which are incorporated herein by reference.

Resale Registration

Prior to the Offering, the Company has issued ~~18,862,062~~18,877,062 INX Tokens (the "Original Token Issuance"). In addition, the Company has committed to issue up to _____ INX Tokens (excluding grants of INX Tokens as a monthly remuneration to certain directors) to directors, executive officers, employees, lenders, service providers and investors. See "*Principal Shareholders*". These INX Tokens issued during the Original Token Issuance will not be registered as part of this offering. We intend to file one or more registration statements to register for re-sale the INX Tokens issued as part of the Original Token Issuance, including, if we become eligible, registration on a Form F-3 registration statement. We also intend to file a registration statement on Form S-8 under the Securities Act to register INX Tokens reserved for future sales and issuances to applicable employees and advisors of the Company upon terms to be determined and approved by the Company's Board of Directors.

However, the Company may not be eligible to use these registration statements, may experience delays in preparing these registration statements or having these registration statements declared effective, or may not succeed in selling additional INX Tokens, either in registered offerings or offerings that are exempt from registration.

PRINCIPAL SHAREHOLDERS

As of ~~October 28~~November 25, 2019, 11,412,930 of our ordinary shares are outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days from the date of this registration statement. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of ~~October 28~~November 25, 2019, 14.04% of our outstanding ordinary shares are held of record by U.S. Persons.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. None of our shareholders has informed us that he, she, or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders		
Yitshak Rafaeli (1)	1,837,886	16.10%
Doron Cohen (2)	1,167,893	10.23%
Riccardo Spagni (3)	885,057	7.75%
Meni Benish (4)	725,043	6.35%
Senior Management and Directors (5)		
Shy Datika (6)	3,356,666	29.41%
Oran Mordechai	0	*
Maia Naor (7)	333,333	2.84%
Jonathan Azeroual	410,891	3.60%
Matt Rozzi (8)	0	*
James Crossley	0	*
Alan Silbert (9)	0	*
Douglas Borthwick (10)	0	*
David Weild	0	*
Nicholas Thadaney	0	*
Haim Ashar	0	*
Thomas Lewis	0	*
Rafael Rafaeli	0	*
All of the senior management and directors as a group (13 persons)	4,100,890	**34.91%**

* Less than 1%

(1) Mr. Rafaeli holds 1,837,886 ordinary shares of the Company. The address of Mr. Rafaeli is 5 Shoham St., Ramat-Gan, Israel.

(2) Mr. Cohen holds 1,167,893 ordinary shares of the Company through A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of Israel, of which Mr. Cohen is the controlling shareholder. In addition, on April 25, 2019 and August 30, 2019, A-Labs invested an additional $100,000 and $103,774, respectively, in the Company pursuant to a SAFE and a Second SAFE. Under the terms of the SAFE and Second SAFE, A-Labs is entitled to a minimum of 149,066 Ordinary Shares. See *"Certain Relationships and Related Party Transactions – Agreements with Other Interested Parties"* for a summary of the material terms of the SAFE and Second SAFE. The address of A-Labs Finance and Advisory Ltd. is 18 Duvdevan Street, Kadima, Israel.

(3) Mr. Spagni holds 885,057 ordinary shares of the Company in accordance with the terms and conditions of the Subscription Agreement dated April 30, 2018. The address of Mr. Spagni is c/o MBE_YSI, v. Badazzole 24, Montichiari, Italy.

(4)   Mr. Benish holds 725,043 ordinary shares of the Company. In addition, on August 30, 2019, Mr. Benish invested an additional $64,424 in the Company pursuant to a Second SAFE. Under the terms of the Second SAFE, Mr. Benish is entitled to a minimum of 47,128 Ordinary Shares. The address of Mr. Benish is Ogrit 13, Tel-Aviv, Israel.

(5)   The address of Senior Management and Directors is INX Limited's registered office at Unit 1.02, 1st Floor, 6 Bayside Road, Gibraltar, GX11 1AA.

(6)   Mr. Datika, one of our founders, our controlling shareholder and President, holds 3,356,666 ordinary shares of the Company through Triple-V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder. In addition, on April 25, 2019 and August 30, 2019, Mr. Datika invested an additional $150,000 and $200,000, respectively, in the Company pursuant to a SAFE and a Second SAFE. Under the terms of the SAFE and Second SAFE, Mr. Datika is entitled to a minimum of 256,035 Ordinary Shares. See *"Certain Relationships and Related Party Transactions – Relationships and Transactions with Directors and Executive Officers – Mr. Shy Datika – Transactions Involving the Company's Securities"* for a summary of the material terms of the SAFE.

(7)   Ms. Naor, our VP Product, is entitled, under a convertible loan agreement to convert the loan, at her discretion, to 333,333 ordinary shares of the Company. See *"Certain Relationships and Related Party Transactions— Agreements with Directors and Senior Management*."

(8)   Mr. Rozzi, Chief Compliance Officer of the Company & Chief Operating Officer of INX Services, shall receive, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, an option to purchase 48,122 Ordinary Shares of the Company at a price per share equal to the fair market value per share at the grant date. This option shall vest ratably over a period of four years. See *"Business – Material Agreements – Management Agreements with Executive Officers and Senior Management."*

(9)   Mr. Silbert, a director of the Company and Executive Managing Director of INX Services, shall receive, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, an option to purchase 287,290 Ordinary Shares of the Company, at a price per share equal to the fair market value per share at the grant date. See *"Business – Material Agreements – Management Agreements with Executive Officers and Senior Management."*

(10) Mr. Borthwick, Chief Marketing and Business Development Officer of INX Services, shall receive, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, an option to purchase 1.5% of the issued and outstanding share capital of the Company on a fully diluted basis as of September 1, 2019 at a price per share equal to the fair market value per share at the grant date. See "Business – Material Agreements – Management Agreements with Executive Officers and Senior Management."

In addition, the following table sets forth information with respect to the outstanding beneficial ownership of INX Tokens as of ~~October 28~~November 25, 2019 by:

- each of our executive officers and directors;

- each person or entity known by us to beneficially own more than 5% of our outstanding shares; and

- all of our senior management and directors as a group.

	INX Tokens Beneficially Owned	Percentage of INX Tokens Beneficially Owned
5% Shareholders		
Yitshak Rafaeli (1)	293,000	1.55%
Doron Cohen (2)	4,550,000	~~24.12~~24.10%
Riccardo Spagni	0	*
Meni Benish (3)	175,000	*
Senior Management and Directors		
Shy Datika (4)	9,435,939	~~50.03~~49.99%
Oran Mordechai	0	*
Maia Naor	937,499	4.97%
Jonathan Azeroual	750,000	~~3.98~~3.97%
Matt Rozzi	0	*
James Crossley (5)	~~190,000~~197,500	~~1.01~~1.05%
Alan Silbert (6)	0	*
Douglas Borthwick (7)	0	*
David Weild (8)	0	*
Nicholas Thadaney (9)	0	*
Haim Ashar (10)	0	*
Thomas Lewis (11)	0	*
Rafael Rafaeli	0	*
All of the senior management and directors as a group (13 persons)	~~11,313,438~~11,320,938	~~59.91~~59.92%

* Less than 1%

(1) Mr. Rafaeli holds 293,000 INX Tokens and is entitled to an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the Company's unregistered sales of INX Tokens, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(2) Mr. Cohen holds 4,550,000 INX Tokens through A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of Israel, of which Mr. Cohen is the controlling shareholder.

(3) Mr. Benish holds 175,000 INX Tokens and is entitled to an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the Company's unregistered sales of INX Tokens, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(4) Mr. Datika, one of our founders, our controlling shareholder and President, holds 9,435,939 INX Tokens through Triple V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder.

(5) Mr. Crossley, a director of the Company, holds ~~175,000~~182,500 INX Tokens and is entitled to an option to purchase an additional 7,500 INX Tokens per month until the commencement of the Offering.

(6)   Six months following the effectiveness of the registration statement in connection with this offering, Mr. Silbert shall be granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token.

(7)   Mr. Borthwick is entitled to an option to purchase 103,929 INX Tokens. In addition, six months following the effectiveness of the registration statement in connection with this offering, Mr. Borthwick shall be granted an option to purchase an additional 259,821 INX Tokens. Under both options, the exercise price is $0.065 per INX Token.

(8)   Six months following the date the registration statement in connection with this offering is declared effective by the SEC, Mr. Weild shall be granted an option to purchase 350,000 INX Tokens at a price of $0.01 per Token.

(9)   Six months following the date the registration statement in connection with this offering is declared effective by the SEC, Mr. Thadaney shall be granted: an option to purchase 350,000 INX Tokens at a price of $0.01 per Token and a monthly Token fee of 3,500 Tokens per month of services to the Company.

(10)   Six months following the date the registration statement in connection with this offering is declared effective by the SEC, Mr. Ashar shall be granted an option to purchase 350,000 INX Tokens at a price of $0.01 per Token and a monthly Token fee of 3,500 Tokens per month of services to the Company.

(11)   Six months following the date the registration statement in connection with this offering is declared effective by the SEC, Mr. Lewis shall be granted an option to purchase 350,000 INX Tokens at a price of $0.01 per Token and a monthly Token fee of 3,500 Tokens per month of services to the Company.

93

Participation Right in Adjusted Operating Cash Flow

INX Token holders are not entitled to any dividend and/or other distribution rights, other than as described below.

Subject to the conditions described herein, commencing in calendar year 2021, each INX Token held by parties other than the Company, shall entitle its holder to receive a Pro Rata Portion (as defined below) of an aggregate amount which equals 40% of our cumulative Adjusted Operating Cash Flow, net of Adjusted Operating Cash Flows that have already formed a basis for a prior distribution (such amount, the "Distributable Amount"). Cumulative Adjusted Operating Cash Flow is the aggregate Adjusted Operating Cash Flow of the Company since its inception (September 1, 2017). "Adjusted Operating Cash Flow" of our Company, will be calculated based on the cash flow from operating activities reflected in the consolidated statement of cash flow of our Company that is included in the audited consolidated financial statements of our Company and its subsidiaries. For purposes of the calculation of the Adjusted Operating Cash Flow, cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale) and cash flow for interest paid and interest received, will be included in the calculation of Adjusted Operating Cash Flow regardless of their classification in the consolidated statement of cash flow of our Company. An "Initial Sale" refers to the first sale and transfer of the respective INX Token by the Company to an initial purchaser.

The "Pro Rata Portion" for any INX Token holder means a fraction, the numerator of which is the number of INX Tokens held by such INX Token holder, and the denominator of which is the number of INX Tokens held by parties other than the Company or its subsidiaries. INX Tokens that have been deposited with one of our custodians on behalf of a user of our INX Securities trading platform will be eligible to receive the pro rata distribution and are counted as outstanding for purposes of calculating the denominator of the Pro Rata Portion fraction. INX Tokens that have been used for the payment of transaction fees and are held in INX Service's digital wallet will not be eligible to participate in the pro rata distribution and will not be considered outstanding for purposes of the distribution. If a user of our INX Securities trading platform uses an INX Token for the payment of transaction fees to INX Services, our custodian will transfer such INX Token from the digital wallet used for customer assets to a separate digital wallet designated for INX Services.

The holders of INX Tokens shall not be entitled to their Pro Rata Portion of the Distributable Amount until March 31, 2021. Holders of record of the INX Tokens on March 31, 2021 shall be entitled to their Pro Rata Portion (calculated as of March 31, 2021) of the Distributable Amount (calculated as of December 31, 2020), with payment (if any) occurring on April 30, 2021.

Each year thereafter, the Company's cumulative Adjusted Operating Cash Flow and the Distributable Amount will be calculated as of December 31 of each year and parties (other than the Company and its subsidiaries) that hold INX Tokens on March 31 of the following calendar year shall be entitled to their respective Pro Rata Portion (calculated as of March 31) of such Distributable Amount, with payment occurring on April 30. The distribution to INX Token Holders is a contractual obligation of the Company and a right of the INX Token holders that vests on March 31 of each eligible year. **No holder of INX Tokens shall be entitled to their respective Pro Rata Portion of the Distributable Amount, and no rights to the distribution of any portion of the Company's cumulative Adjusted Operating Cash Flow shall vest with regard to any holder of INX Tokens, until March 31, 2021 or March 31 of any year thereafter**.

Because each INX Token holder's right to the Distributable Amount is based on our cumulative Adjusted Operating Cash Flow, the first distribution will be paid to INX Token holders on April 30 after a year in which the Company generates a positive cumulative Adjusted Operating Cash Flow.

The Company will publicly display the number of INX Tokens outstanding (i.e., INX Tokens that are eligible to receive the pro rata distribution) via the Company website at INX.co. The number will reflect holdings of the INX Tokens as recorded on the INX Token Distributed Ledger, which will be updated on a daily basis. We will also publish the number of outstanding INX Tokens in our financial statements.

The wallet addresses of all digital wallets holding INX Tokens and the amount of INX Tokens held in each wallet can be viewed by the public using an Ethereum network block explorer, such as Etherscan. However, an Ethereum network block explorer will not indicate (i) the number of INX Tokens held in wallets of the Company, INX Services, or its subsidiaries or (ii) the number of INX Tokens held in each of the separate wallets the Company will maintain for tokens available for an Initial Sale. As a result, the general public will not be able to independently verify the number of INX Tokens outstanding that are entitled to share in the distribution or the number of INX Tokens available for an Initial Sale (whose proceeds, if sold, would not be included in cumulative Adjusted Operating Cash Flow).

INX Token holders as of March 31, 2021 will be eligible to receive the distribution on April 30, 2021, based on the Company's cumulative Adjusted Operating Cash Flow as of December 31, 2020; provided that the Company will not pay a distribution to INX Token holders on April 30, 2021 unless it has a net positive cumulative Adjusted Operating Cash Flow on December 31, 2020. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. No distribution will be made to INX Token holders, if at all, until the Company generates positive Adjusted Operating Cash Flows that exceeds this deficit.

103

Following the above example, the following graphic represents the calculation of the Company's cumulative Adjusted Operating Cash Flow as of December 31, 2018 and September 30, 2019, which were a negative cash flow of approximately $3,850,000 and $5,848,000, respectively.

Cumulative Adjusted Operating Cash Flow (U.S. Dollars in thousands)

Cumulative Adjusted Operating Cash Flow as of December 31, 2017	(588)
Less: Net cash used in operating activities in the year ended December 31, 2018	(3,262)
Less: $0 in cumulative Adjusted Operating Flow as of December 31, 2017 that formed the basis of distribution paid to INX Token holders on April 30, 2018 (there was no distribution)	-
Plus: Proceeds from issuance of INX Tokens in the year ended December 31, 2018	7
Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2018	(7)
Equals: cumulative Adjusted Operating Cash Flow as of December 31, 2018	**(3,850)**
Less: Net cash used in operating activities in the nine months ended September 30, 2019	(1,998)
Less: $0 in cumulative Adjusted Operating Flow as of December 31, 2018 that formed the basis of distribution paid to INX Token holders on April 30, 2019 (there was no distribution)	
Plus: Proceeds from issuance of INX Tokens in the nine months ended September 30, 2019	5
Less: Proceeds from initial sale of INX Tokens in the nine months ended September 30, 2019	(5)
Equals: cumulative Adjusted Operating Cash Flow as of September 30, 2019	**(5,848)**

The distribution to INX Token Holders is a contractual obligation of the Company and a right of the INX Token holders that vests on March 31 of each eligible year. However, the pro rata distribution of the adjusted net cash flow is not self-executing and requires that our board of directors approve the Company's financial statements and calculate such distribution in good faith. Prior to each distribution, the Company will issue a press release providing the board's calculation of the pro rata participation right per INX Token of the Company's Adjusted Operating Cash Flow. In addition to providing an annual calculation of our cumulative Adjusted Operating Cash Flow that is based on the cash flow from operating activities reflected in the consolidated statement of cash flow of the Company that is included in the audited consolidated financial statements of the Company and its subsidiaries, the Company also intendsWe intend to provide quarterly calculations of our cumulative Adjusted Operating Cash Flow and the Pro Rata Portion of the Distributable Amount per INX Token, which calculations will be based on unaudited quarterly results of operations of the Company and its subsidiaries. We intend to publicly disclose these quarterly calculations within 60 days of the end of each quarter and provide a preliminary year-end calculation within 90 days of the end of our fiscal year (December 31). We will announce these calculations by filing such information on a Form 6-K, issuing a press release and including the information on our website.

The distribution to holders of the INX Tokens will be based on a final calculation of our cumulative Adjusted Operating Cash Flow and the Pro Rata Portion of the Distributable Amount per INX Token. These final calculations will be clearly identified and will be provided at the same time that we file our annual report containing our audited financial statements, which may be provided up to 120 days after the last day of our fiscal year. We will publicly disclose these calculations by filing such information on a Form 6-K, issuing a press release and including the information on our website. Although the annual calculation of our cumulative Adjusted Operating Cash Flow will be based on information provided in the consolidated financial statements of the Company and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to tokenholders will be audited at the time of any distribution.

To the extent that bank account information has been provided to the Company, an INX Token holder's pro rata portion of the Adjusted Operating Cash Flow will be paid in U.S. Dollars to an INX Token holder's bank account. If the INX Token holder has not provided a bank account to the Company or an INX Token holder so elects, the INX Token holder will receive the pro rata portion of the Adjusted Operating Cash Flow in Ether that will be transferred to the INX Token holders' wallet recorded on the INX Token Distributed Ledger. ETH/USD exchange rates will be determined by the Ethereum Liquid Index (ELX) (or such similar index if the ELX index ceases to exist) as of 12:00 a.m. (UTC) on the date the distribution is paid. The transfer fee associated with payment in Ether will be deducted from the amount of the distribution paid. If INX Tokens are held by a broker-dealer or are otherwise held in "street name," the pro rata portion of the Adjusted Operating Cash Flow will be paid to the holder of the INX Token, as recorded in the INX Token Distributed Ledger, and not the beneficial owner.

The amounts distributed to INX Token holders will be reduced by any amounts required to be withheld by the Company on account of taxes or other governmental charges. In addition, each INX Token holder's right to the pro rata portion of the Adjusted Operating Cash Flow for any given year is subject to reduction in an amount equal to the banking fees and/or transfer fees required to be paid with respect to the transfer of funds or Ether to such holder. Thus, with respect to any year during which the amount to be distributed to an individual INX Token holder is less than the amount of such fees relating to such transfer, no distribution will be made to that individual INX Token holder.

The Company may withhold or delay the delivery of the distribution if such payment is prohibited by any law, regulation or court order, pending receipt of such proof or other information or such executed certificates or such representations and warranties as the Company may reasonably deem necessary to ensure compliance with applicable law. For example, distributions may be withheld or delayed due to noncompliance with the Company's AML/KYC requirements or as a result of Office of Foreign Assets Control (OFAC) designations or enforcement actions.

To the extent the Company withholds or delays the delivery of the distribution to any holder of the INX Token, the Company shall remain obligated to deliver such funds to such INX Token holder and the Company will maintain on its books a payable owed to the respective INX Token holder. No interest shall accrue on any amount of the distribution that is payable for the benefit of an INX Token holder. Further, the Company shall not be liable to any INX Token holder in respect of any portion of the distribution delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Rights of INX Token Holders Upon a Failure or a Change of Control

Each INX Token held by parties other than the Company shall entitle its holder to receive a pro rata portion (based upon the number of INX Tokens then outstanding) of the Cash Fund, if any of the following occur:

(a) the Company fails to operate a bona fide trading platform that permits the spot trading of Bitcoin and Ethereum by December 31, 2021, or

(b) (i) a sale of all or substantially all of the assets of the Company; (ii) any person or entity becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting interests of the Company; or (iii) a merger, consolidation, recapitalization or reorganization of the Company with or into any person or entity pursuant to which the shareholders of the Company immediately prior to such transaction own less than 50% of the outstanding voting interests of the resulting entity or its parent company.

Payment of the pro rata portion of the Cash Fund must be made within 30 days after we have furnished the INX Token Holder with notice of any such occurrence. If such an event were to occur, we would attempt to contact each INX Token holder through any contact information that we have available. Unless an INX Token holder indicates otherwise, we intend to pay the proceeds from the Cash Fund to each INX Token holder in the same manner that we pay such INX Token holder the participation right in our Adjusted Operating Cash Flow.

The Company is committed to establishing the Cash Fund with the proceeds of the offering and using those funds in limited circumstances to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. However, the Company does not plan to replenish the Cash Fund after such funds are used.

Rights of INX Token Holders Upon an Insolvency Event

Upon the occurrence of (i) the Company's permanent discontinuance of all the activities of INX Solutions and there being no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an "Insolvency Event" (as defined in the INX Token Purchase Agreement), the Company shall be deemed to be in default of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. The amount of a Token holder's claim in such a scenario will likely be based on the damages sustained by the Token holder as a result of the Company's breach of the INX Token Purchase Agreement, similar to how the value for any other breach of contract claim is typically determined under applicable law. Ultimately, the claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law, and accordingly, there can be no assurance as to the payment amount, if any, that may be received by an INX Token Holder in settlement of such claim. For example, because the right of INX Token holders are not entitled to theirreceive a Pro Rata Portion of the Company's cumulative Adjusted Operating Cash Flow does not vest until March 31 of each eligible year, there is uncertainty as to whether a liquidator, court or other authority will determine that an INX Token holder is entitled to cash flow generated by the Company during the course of a year in which an Insolvency Event occurs. The relevant authority overseeing the liquidation process may determine that INX Token holders are not entitled to any rights to such cash flows.

The Company intends that the INX Token holders' claim for breach of contract will be senior to the claims of holders of the Company's shares. Gibraltar insolvency law provides, that upon insolvency of a company, the Company's creditors shall be ranked in priority as follows: (i) the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority; (ii) the preferential claims admitted by the liquidator in accordance with the provisions for the payment of preferential claims prescribed by the Gibraltar Insolvency Rules (including employee wages and social security (capped up to £10,000) and sums due to Government in respect of any tax, duty, including Stamp Duty, license fee or permit (capped up to £5,000); (iii) all other claims admitted by the liquidator (this includes the token holder claims, which would rank pari passu with all other unsecured creditors of the Company); (iv) interest payable on any claim involved in the process; and (v) any surplus would be paid to the shareholders. The contractual relationship created between the Company and the INX Token holders is drafted such that, in a liquidation/insolvency event, INX Token holders will be unsecured creditors of the Company and would therefore rank pari passu with all the other unsecured creditors of the Company. In addition, the Company has caused current shareholders who hold approximately 79% of its issued share capital, and shall cause its future shareholders, to enter an agreement, pursuant to which such shareholders (a) irrevocably subordinate their rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (b) irrevocably waive and subordinate their rights, in the event of an Insolvency Event, to any cash held in the Cash Fund.

However, in the case of an Insolvency Event, a liquidator, court or other applicable authority may determine that INX Token holders are not entitled to any payment from the Company's assets or that the INX Token holders' claims are not senior in right to claims or interests of the Company's shareholders, in particular the shareholders who have not agreed to subordinate their rights to the claims of Token holders. In addition, the Company may incur debt (including secured debt) that ranks equally with, or senior to, the rights of INX Token holders, as well as holders of other preferential claims under relevant insolvency laws. In the case of an Insolvency Event, holders of debt instruments ranking senior to INX Tokens may be entitled to receive payment in full before INX Token holders receive any distribution, including distributions of Adjusted Operating Cash Flow and distributions from the Cash Fund.

Uses of the INX Token on the INX Platforms

The INX Token may be used or exercised as a form of payment for transaction fees on the INX Securities trading platform. The Company intends to set transaction fees as a percentage of the value of each trade executed on the INX Securities trading platform. INX Services will accept payment for such fees in US dollars, or in the payment of INX Tokens.

Although the INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform, we intend from time to time to offer a promotional discount on transaction fees on the INX Digital trading platform to record holders of INX Tokens, as described below.

When used as payment of transaction fees on the INX Securities trading platform, the INX Token will entitle owners to, at a minimum, a ten percent (10%) discount as compared to fees paid using other currencies. The discount will be applied to the transaction fee, which will be expressed as a percentage of the value of the executed trade. Thus, if the transaction fee is $1.00, an INX Securities trading platform customer may pay this fee using an amount of INX Tokens that have a value of 90 cents. From time to time, the Company or INX Services may offer additional discounts for the use of INX Tokens as payment for INX Services transaction fees such that the aggregate discount exceeds ten percent (10%).

INX Securities customers may also be offered discounts in excess of the 10% minimum discount to holders of INX Tokens. These discounts, as well as discounts on the INX Securities trading platform in excess of 10%, are promotional incentives that are governed by the terms and conditions for use of the applicable trading platform and are not rights granted to the holders of INX Tokens through the INX Token Purchase Agreement or otherwise.

When used as payment for transaction fees, INX Tokens will be given the value that is determined by the execution price used for the most recent trade of the INX Token on the INX Securities trading platform. If a market

TOKENS ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have outstanding 148,694,562 Tokens. All INX Tokens issued in this offering will be freely transferable without restriction or further registration under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144. INX Tokens purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 described below.

All INX Tokens held by Token holders prior to the effectiveness of the registration statement of which this prospectus is a part will remain restricted from sale in the public market and may only be transferred after a registration of such holder's INX Tokens or pursuant to a transfer that is exempt from the registration requirements.

Original Token Issuance

Prior to the Offering, the Company has issued ~~18,862,062~~18,877,062 INX Tokens as part of the Original Token Issuance. In addition, the Company has committed to issue up to   INX Tokens (excluding grants of INX Tokens as a monthly remuneration to certain directors) to directors, executive officers, employees, lenders, service providers and investors. The Original Token Issuance was conducted pursuant to exemptions from registration under the Securities Act, in accordance with Regulation S and Rule 506(b) of Regulation D, each rule promulgated under the Securities Act. All of the purchasers of the INX Tokens were non-U.S. Persons, as such term is used in Regulation S, or U.S. Persons who are "accredited investors" as such term is defined in Regulation D. With respect to the sales made to non-U.S. Persons (i) such sales were made in Offshore transactions (as such term is defined in Rule 902), (ii) no Directed Selling Efforts (as such term is defined in Rule 902) were made, and (iii) the conditions set forth in Rule 903(b)(1)(i) was satisfied. The balance of currently outstanding INX Tokens issued to U.S. Persons were issued pursuant to Rule 506(b) to accredited investors.

Future Issuances and Resales

We anticipate filing and seeking the effectiveness of one or more registration statements registering for re-sale the INX Tokens issued as part of the Original Token Issuance, as well as the issuance by the Company from time to time of (i) INX Tokens created but not previously issued, and (ii) INX Tokens which may be received by INX Services as payment for transaction fees or other fees.

The Company will need to either register additional offerings of INX Tokens on a Form F-1 Registration Statement, a Form F-3 registration statement (if we become eligible) or rely on exemptions from registration, including Regulation D and Regulation S, to make these additional token issuances. The Company may not be eligible to use certain registration statements, may experience delays in preparing registration statements or having registration statements declared effective, or may not succeed in selling additional INX Tokens, either in registered offerings or offerings that are exempt from registration.

The following are summaries of safe harbors pursuant to which a transfer of the INX Tokens may be exempt from federal registration requirements:

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register INX Tokens reserved for future sales and issuances to applicable employees and advisors of the Company upon terms to be determined and approved by the Company's Board of Directors. This Form S-8 registration statement is expected to become effective immediately upon filing, and INX Tokens covered by that registration statement will then be eligible for issuance to such holders, and resale by such holders in the public markets, subject to:

- the Rule 144 limitations applicable to affiliates;

- the expiration of the applicable lock-up periods; and

- vesting restrictions imposed by us.

Rule 144

In general, under Rule 144 of the Securities Act (as in effect on the date of this prospectus), beginning 90 days after the date of this prospectus, an "affiliate" who has beneficially owned INX Tokens for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up agreements described below within any three-month period a number of INX Tokens that does not exceed the greater of either 1% of the then outstanding Tokens immediately after this offering, or the average weekly trading volume of INX Tokens during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice, and availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our employees, consultants or advisors who acquires INX Tokens from us in connection with a compensatory plan or other written agreement executed prior to the closing of this offering is eligible to resell such Tokens in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, Tokens acquired by employees, consultants and advisors remain subject to lock-up arrangements described below and would only become eligible for sale when the lock-up period expires or is waived.

Regulation S

Regulation S provides generally that securities owned by any person may be sold without registration in the United States, provided that such sales are made in offshore transactions and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions.

Lock-up Agreements

Prior to the Offering, the Company has issued ~~18,862,062~~18,877,062 INX Tokens as part of the Original Token Issuance. In addition, the Company has committed to issue up to   INX Tokens (excluding grants of INX Tokens as a monthly remuneration to certain directors) to directors, executive officers, employees, lenders, service providers and investors. These INX Token holders will be subject to lock-up agreements that restrict such holder's ability to sell or transfer their INX Tokens. The lock-up agreements provide for a restricted period two years following the completion of the offering, with one half of such INX Tokens being released one year following completion of the offering. See "*Certain Relationships and Related Party Transactions— Resale Registration*."

111

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 24 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People's Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan). The securities may not be offered or sold directly or indirectly in the People's Republic of China to legal or natural persons other than directly to "qualified domestic institutional investors."

European Economic Area

~~For the offering of INX Tokens within the European Economic Area, the Company intends to seek approval for, and register, a prospectus (the "EU Prospectus") with the Gibraltar Financial Services Commission (the "GFSC"). Following the registration of the EU Prospectus with the GFSC, the distribution of the EU Prospectus within the European Economic Area will be undertaken in full compliance with the EU Prospectus Regulation 2017/1129 and not rely on any exemptions from the requirement to issue a prospectus under that Regulation. Under these rules once a prospectus has been approved in one EU country, it is valid throughout the EU (single passport for the issuers).~~

~~This prospectus and the information herein have not been prepared to comply with, and the Company does not purport to include the information required by, the EU Prospectus Directive 2003/71/EC. The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the Economic European Area.~~
This prospectus does not constitute an approved prospectus under Directive 2003/71/EC and no such prospectus is intended to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented Directive 2003/71/EC (each, a "Relevant Member State") an offer to the public of the INX Tokens which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any INX Tokens may be made at any time under the following exemptions under the Prospectus Directive, if and to the extent that they have been implemented in that Relevant Member State:

(a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)   in any other circumstances which do not require any person to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any INX Tokens in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any INX Tokens to be offered so as to enable an investor to decide to purchase any shares of common stock, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto including the 2010 PD Amending Directive to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Israel

This document does not constitute a public offering or selling or a solicitation of an offer to sell any kind of securities under the Israeli Securities Law. This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the Israel Securities Authority. Any public offering in Israel requires a pre-approved permit by the Israel Securities Authority or an exemption thereof. In Israel, this prospectus may be distributed only to, and may be directed only at the types of, investors listed in the first addendum to the Israeli Securities Law ("the Addendum"), consisting primarily of funds for joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers and members of the Tel Aviv Stock Exchange, Ltd., each purchasing for their own account or for clients which are types of investors listed in the Addendum; investment advisors and underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50.0 million; and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

SUITABILITY STANDARDS

The INX Tokens we are offering through this prospectus are suitable only as a long-term investment for persons of adequate financial means and who have no need for liquidity in this investment. There is currently no public market for the INX Tokens and there is no plan to have the INX Token trade on a national securities exchange or any other exchange or trading platform, whether within or outside the United States. Thus, purchasers in this offering will have difficulty selling their INX Tokens.

In addition, the states listed below have established suitability requirements for investors in this offering and subsequent purchasers of INX Tokens. Investors in these states are directed to the following special suitability standards:

California—Purchasers of INX Tokens residing in California are required to have either (i) gross annual income of at least $65,000 and a net worth of at least $250,000; or (ii) a net worth of at least $500,000.

For purposes of determining the suitability of an investor, "net worth" in all cases should be calculated excluding the value of an investor's home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the INX Tokens if such person is the fiduciary or by the beneficiary of the account.

Those selling INX Tokens on our behalf and participating broker-dealers and registered investment advisors recommending the purchase of INX Tokens in this offering must make every reasonable effort to determine that the purchase of INX Tokens in this offering is a suitable and appropriate investment for each INX Token holder based on information provided by the INX Token holder regarding the INX Token holder's financial situation and investment objectives.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Item 7. Recent Sales of Unregistered Securities

The following is a summary of transactions during the three years preceding this offering, involving offers and sales of our securities which were not registered under the Securities Act.

Ordinary Shares

As of ~~October 28~~November 25, 2019 we have issued 11,412,930 ordinary shares of the Company, par value of GBP 0.001 (each, an "Ordinary Share").

Under a Share Purchase Agreement, dated September 26, 2017, between the Company and Triple-V (1999) Ltd., a company wholly owned by Mr. Shy Datika, one of our founders, our controlling shareholder and President, the Company issued to Triple-V (1999) Ltd. 3,356,666 ordinary shares of the Company, par value of GBP 0.001 (each an "Ordinary Share"), in consideration of $446,875. See "*Principal Shareholders*".

On December 29, 2017, 1,120,000 ordinary shares were issued to A-Labs Finance and Advisory Ltd.

Under a Share Purchase Agreement, dated September 27, 2017, between the Company and Mr. Jonathan Azeroual, our Vice President, Blockchain Asset Strategy, the Company issued to Mr. Azeroual 377,500 Ordinary Shares in consideration of GBP 377.50. See "*Principal Shareholders*".

On December 29, 2017, 282,833 shares were issued to INX Systems Ltd., as Trustee for INX Limited.

Under a Share Purchase Agreement dated September 27, 2017 between the Company and Benjamin Engel, the Company issued to Mr. Engel 31,500 of our Ordinary Shares, par value GBP 0.001 each, in consideration for GBP 31.50.

Under a Share Purchase Agreement dated September 27, 2017 between the Company and Mark Finelli, the Company issued to Mr. Finelli 31,500 of our Ordinary Shares, par value GBP 0.001 each, in consideration for GBP 31.50.

Under a Share Purchase Agreement dated January 11, 2018 (as amended on June 12, 2018) between the Company and Yitshak Rafaeli, the Company issued to Mr. Rafaeli 747,632 of our Ordinary Shares, par value GBP 0.001 each, in consideration for $293,000.

Under a Share Purchase Agreement dated January 11, 2018 (as amended on June 12, 2018) between the Company and Meni Benish, the Company issued to Mr. Benish 446,538 of our Ordinary Shares, par value GBP 0.001 each, in consideration for $175,000.

Under a Share Purchase Agreement dated January 24, 2018 between the Company and Etty Trister, the Company issued to Ms. Trister 63,791 of our Ordinary Shares, par value GBP 0.001 each, in consideration for $25,000.

Under a Share Purchase Agreement dated February 5, 2018 (as amended on June 12, 2018) between the Company and Our Platform LLC a Company wholly owned by Eli Alelov, the Company issued to Our Platform LLC 510,329 of our Ordinary Shares, par value GBP 0.001 each, in consideration for $200,000.

On May 22, 2018, the Board of Directors of the Company approved the issuance of an aggregate number of 2,358,820 Ordinary Shares par value GBP 0.001 each, in consideration for an aggregate amount of $2,462,610, which was invested by the following investors in accordance with the allocation set forth below:

Name of Investor	Investment Amount ($)	# of Ordinary

Under the Invitation to serve as a Member of the Board of Directors of INX Ltd., dated August 20, 2018, in connection with the services of Directorship services of Mr. Haim Ashar, the Company has granted Mr. Ashar an option to purchase 350,000 INX Tokens, at the price of $0.01 per Token and a monthly Token fee of 3,500 Tokens per month. Such option and monthly Token fee shall enter into effect following and subject to lapse of six months following the effective date of the registration statement in connection with this Offering. See "*Material Agreements*".

Under the Invitations to Serve as Members of the Advisory Board of INX Limited which was entered by the Company during March and April 2018, the Company has granted to the following members of the Advisory Board options to purchase an aggregate number of 1,950,000 INX Tokens, at the price of $0.01 per Token, in accordance with the allocation set forth below:

Name of Advisory Board Member	# INX Tokens
Pete Hegseth	100,000
Mark Yusko	500,000
Stefan Jespers	250,000
Alena Vranova	150,000
Jameson Lopp	250,000
Joeri Pross	250,000
Samson Mow	100,000
Jason Moon	250,000
Chris Barrett	100,000
Total	**1,950,000**

Such options are contingent upon the lapse of 6 months as of the effective date of the offering. See "*Material Agreements*".

Under the Consultancy and Employment Agreement with Douglas Borthwick, effective September 1, 2019, as amended, the Company granted Mr. Borthwick an option to purchase 100,000 INX Tokens, at the price of $0.065 per Token. In addition, following and subject to lapse of six months following the effective date of the registration statement in connection with this Offering, Mr. Borthwick shall have an option to purchase 250,000 INX Tokens at the price of $0.065 per Token.

The number of INX Tokens issued as of ~~October 28~~November 25, 2019 is illustrated in the table below.

INX Token Holder	Number of INX Tokens
Shy Datika (1)	9,435,939
Doron Cohen (2)	4,550,000
Maia Naor	937,499
Yaniv Segev	876,562
Ayelet Horn	876,562
Jonathan Azeroual	750,000
Eli Alelov (3)	600,000
Yitshak Rafaeli (4)	293,000
Meni Benish (5)	175,000
Benjamin Engel	100,000
Mark Finelli	100,000
James Crossley (6)	~~175,000~~182,500

Etty Trister (7)	-
Alan Silbert (8)	-
Or Kaplinsky (9)	-
Matt Rozzi (10)	-
David Weild (11)	-
Nicolas Thadaney (12)	-
Haim Ashar (13)	-
Thomas Lewis (14)	-
Advisory Board Members (15)	-
SPiCE Venture Capital Pte. Ltd (16)	-
Douglas Borthwick (17)	-
Total	~~18,869,562~~18,877,062

(1) Mr. Datika holds 9,435,939 INX Tokens solely through Triple-V (1999) Ltd., a private company incorporated under the laws of Israel, of which Mr. Datika is the sole shareholder.

(2) Mr. Cohen holds 4,550,000 INX Tokens solely through A-Labs Finance and Advisory Ltd., a private company incorporated under the laws of Israel, of which Mr. Cohen is the controlling shareholder.

(3) Mr. Alelov holds, solely through Our Platform, LLC a Company wholly owned by Eli Alelov: (i) 600,000 INX Tokens; plus (ii) an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the Company's unregistered sales of INX Tokens, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

DM_US 164219844-4.104314.0011

(4) Mr. Rafaeli holds: (i) 293,000 INX Tokens; plus (ii) an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the Company's unregistered sales of INX Tokens, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(5) Mr. Benish holds: (i) 175,000 INX Tokens; plus (ii) an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the Company's unregistered sales of INX Tokens, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(6) Mr. Crossley holds ~~175,000~~182,500 INX Tokens and is entitled to an option to purchase an additional 7,500 INX Tokens per month until the commencement of the Offering. Mr. Crossley does not currently hold any options to purchase INX Tokens.

(7) Ms. Trister holds an amount of INX Tokens to be determined as a function of the purchase price of this offering or the average price of the Company's unregistered sales of INX Tokens, however in no event shall the number of Tokens be greater than 2% of the INX Tokens sold in this offering.

(8) Following and subject to lapse of six months following the effective date of the registration statement in connection with this Offering, Mr. Silbert shall be granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token.

(9) Upon the Company raising at least $3,000,000 in the Offering, Mr. Kaplinsky, solely through Shay Laboratory Ltd., a company wholly owned by Mr. Kaplinsky, shall have an option to purchase INX Tokens equaling in the aggregate 0.1% of the registered INX Tokens which were not sold at the ICO or otherwise were distributed by the Company to any third party, at the price of $0.01 per Token. Provided that, such number of INX Tokens shall not exceed 100,000 and shall not be less than 15,000. Such option is contingent upon raise of $3,000,000 in a public offering of INX Tokens.

(10) Following and subject to lapse of six months following the effective date of the registration statement in connection with this Offering, Mr. Rozzi, solely through Fidelis LLC, a company wholly owned by Mr. Rozzi, shall have an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

(11) Following and subject to lapse of six months following the effective date of the registration statement in connection with this Offering, Mr. Weild shall: (i) receive a monthly fee of 3,500 Tokens per month; and (ii) have an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

(12) Following and subject to lapse of six months following the effective date of the registration statement in connection with this Offering, Mr. Thadeny shall: (i) receive a monthly fee of 3,500 Tokens per month; and (ii) have an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

(13) Following and subject to lapse of six months following the effective date of the registration statement in connection with this Offering, Mr. Ashar shall: (i) receive a monthly fee of 3,500 Tokens per month; and (ii) have an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

(14) Following and subject to lapse of six months following the effective date of the registration statement in connection with this Offering, Mr. Lewis shall: (i) receive a monthly fee of 3,500 Tokens per month; and (ii) have an option to purchase 350,000 INX Tokens at the price of $0.01 per Token.

(15) Following and subject to lapse of six months following the effective date of the registration statement in connection with this Offering, the Advisory Board members set forth in the table above shall have an option to purchase an aggregate number of 1,950,000 INX Tokens at the price of $0.01 per Token in accordance with the allocation set forth in the table above.

(16) SPiCE holds an option to purchase an amount of 325,000 INX Tokens at a price per INX Token equal to

As filed with the U.S. Securities and Exchange Commission on November 25, 2019.

Registration No. 333-233363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INX LIMITED
(Exact name of registrant as specified in its charter)

Gibraltar	**6200**	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 1.02, 1st Floor
6 Bayside Road
Gibraltar, GX11 1AA
Tel: +350 200 79000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware
+1 302 738 6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark S. Selinger, Esq.	**Yuval Horn, Adv.**	**Aaron Payas, CFA**
Gary Emmanuel, Esq.	**Roy Ribon, Adv.**	**Andrew Montegriffo**
McDermott Will & Emery LLP	**Horn & Co. Law Offices**	**Hassans International Law Firm**
340 Madison Avenue	**Amot Investments Tower**	**Madison Building, Midtown,**
New York, NY 10173	**2 Weizmann Street, 24th Floor**	**Queensway,**
+1 212 547 5400	**Tel Aviv 6423902, Israel**	**Gibraltar GX11 1AA**
	+972 3 637 8200	**+350 200 79000**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, and other persons performing similar functions, which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the Securities and Exchange Commission. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at INX.co. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the Securities and Exchange Commission. Under Item 16B of the SEC's Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Senior Management and Directors

Neither our senior management nor our directors received compensation for the year ended December 31, 2017. Our senior management and our directors received $716,000 in compensation for the year ended December 31, 2018. Our senior management and our directors received $504,000 in compensation for the six months ended June 30, 2019.

For additional information, see *"Business – Material Agreements – Material Service Agreements"* and *"Business – Material Agreements – Management Agreements with Executive Officers and Senior Management."*

On December 29, 2017, the Company's board of directors approved a resolution to reserve 417,000 ordinary shares of the Company for the purpose of an ~~Employees Stock~~Share Ownership and Option Plan and future grants to employees and consultants as the board of directors may approve from time to time. As of the date hereof, no plan has been adopted and no grants have been made.

86

Following the above example, the following graphic represents the calculation of the Company's cumulative Adjusted Operating Cash Flow as of December 31, 2018 and September 30, 2019, which were a negative cash flow of approximately $3,850,000 and $5,848,000, respectively.

Cumulative Adjusted Operating Cash Flow (U.S. Dollars in thousands)

Cumulative Adjusted Operating Cash Flow as of December 31, 2017	(588)
Less: Net cash used in operating activities in the year ended December 31, 2018	(3,262)
Less: $0 in cumulative Adjusted Operating Flow as of December 31, 2017 that formed the basis of distribution paid to INX Token holders on April 30, 2018 (there was no distribution)	-
Plus: Proceeds from issuance of INX Tokens in the year ended December 31, 2018	7
Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2018	(7)
Equals: cumulative Adjusted Operating Cash Flow as of December 31, 2018	**(3,850)**
Less: Net cash used in operating activities in the nine months ended September 30, 2019	(1,998)
Less: $0 in cumulative Adjusted Operating Flow as of December 31, 2018 that formed the basis of distribution paid to INX Token holders on April 30, 2019 (there was no distribution)	
Plus: Proceeds from issuance of INX Tokens in the nine months ended September 30, 2019	5
Less: Proceeds from initial sale of INX Tokens in the nine months ended September 30, 2019	(5)
Equals: cumulative Adjusted Operating Cash Flow as of September 30, 2019	**(5,848)**

The distribution to INX Token Holders is a contractual obligation of the Company and a right of the INX Token holders that vests on March 31 of each eligible year. However, the pro rata distribution of the adjusted net cash flow is not self-executing and requires that our board of directors approve the Company's financial statements and calculate such distribution in good faith. We intend to provide quarterly calculations of our cumulative Adjusted Operating Cash Flow and the Pro Rata Portion of the Distributable Amount per INX Token, which calculations will be based on unaudited quarterly results of operations of the Company and its subsidiaries and, with regard to the Pro Rata Portion of the Distributable Amount per INX Token, the number of INX Tokens held by parties other than the Company or its subsidiaries as of the end of the applicable quarter. We intend to publicly disclose quarterly calculations within 60 days of the end of each quarter and provide a preliminary year-end calculation within 90 days of the end of our fiscal year (December 31). We will announce these calculations by filing such information on a Form 6-K, issuing a press release and including the information on our website.

The distribution to holders of the INX Tokens will be based on a final calculation of our cumulative Adjusted Operating Cash Flow and the Pro Rata Portion of the Distributable Amount per INX Token. These final calculations will be clearly identified and will be provided at the same time that we file our annual report containing our audited financial statements, which may be provided up to 120 days after the last day of our fiscal year. We will publicly disclose these calculations by filing such information on a Form 6-K, including such information within our Form 20-F, issuing a press release and including the information on our website. Although the annual calculation of our cumulative Adjusted Operating Cash Flow will be based on information provided in the audited consolidated financial statements of the Company and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to tokenholders will be audited at the time of any distribution.

The Company is committed to establishing the Cash Fund with the proceeds of the offering and using those funds in limited circumstances to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. However, the Company does not plan to replenish the Cash Fund after such funds are used.

Rights of INX Token Holders Upon an Insolvency Event

Upon the occurrence of (i) the Company's permanent discontinuance of all the activities of INX Solutions and there being no successor conducting a substantially similar business that assumes the obligations of the Company with regard to the INX Tokens and (ii) an "Insolvency Event" (as defined in the INX Token Purchase Agreement), the Company shall be deemed to be in default of its obligations under the INX Token Purchase Agreement, which breach shall create a claim in favor of INX Token holders that may be asserted by INX Token holders against the Company in any proceeding arising from such Insolvency Event. The amount of a Token holder's claim in such a scenario will likely be based on the damages sustained by the Token holder as a result of the Company's breach of the INX Token Purchase Agreement, similar to how the value for any other breach of contract claim is typically determined under applicable law. Ultimately, the claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law, and accordingly, there can be no assurance as to the payment amount, if any, that may be received by an INX Token Holder in settlement of such claim. For example, because the right of INX Token holders to receive a Pro Rata Portion of the Company's cumulative Adjusted Operating Cash Flow does not vest until March 31 of each eligible year, there is uncertainty as to whether a liquidator, court or other authority will determine that an INX Token holder is entitled to cash flow generated by the Company ~~during the course of a year in~~but to which an INX Token holder's right has not yet vested prior to an Insolvency Event~~ occurs~~. The relevant authority overseeing the liquidation process may determine that INX Token holders are not entitled to any rights to such cash flows.